EXHIBIT 11.1
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS
(dollars in thousands, except for per share data)

                                         Three Months Ended
                                         March 31   March 31
                                           1995       1994
EARNINGS PER SHARE

   Weighted average shares outstanding   16,555,816  16,190,429

   Net income per share                        $.37        $.40

PRIMARY EARNINGS PER SHARE

   Weighted average shares outstanding   16,555,816  16,190,429
   Dilutive stock options                   125,197      88,570
                                         16,681,013  16,278,999

   Net income per share                        $.36        $.40

FULLY DILUTED EARNINGS PER SHARE

   Weighted average shares outstanding   16,555,816  16,190,429
   Dilutive stock options                   139,877      88,570
                                         16,695,693  16,278,999

   Net income per share                        $.36        $.40